Mail Stop 3561

      	April 19, 2006


Via U.S. Mail

Michael S. Zuckert, Esq.
General Counsel, Finance and Capital Markets
Citigroup Inc.
425 Park Avenue
New York, NY  10022

Re: 	Citibank Credit Card Issuance Trust
	Amendment No. 2 to Registration Statement on Form S-3
	Filed April 14, 2006
	File Nos. 333-131355 and 01-03

Dear Mr. Zuckert:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Page references are to the marked copies you provided to us.

Registration Statement on Form S-3
General
1. While we note your response to prior comment 1 of our letter dated
March 30, 2006, please clearly confirm that you will file unqualified legal and tax opinions at the time of each takedown.
2. When referring to transaction parties, please use the terminology set out in Regulation AB. For example, we note that while you have used the term "issuing entity" in some places, you still refer to the
"issuance trust" on the cover of the prospectus supplements and on page 1 of your base prospectus. Please revise throughout the filing as appropriate.


Prospectus supplement related to offering single issuance series Summary of Terms, S-3
General
3. While we note your response to prior comment 9, we also note that the disclosure regarding other subclasses of notes in the first prospectus supplement assumes that no other series are outstanding.
Given that the same assumption does not appear in the second prospectus supplement, please provide bracketed disclosure showing the form of disclosure you would provide regarding other series or classes that are backed by the same asset pool. Refer to Item 1113(e) of Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 474-3700
	David Mercado, Esq.
	Cravath, Swaine & Moore LLP
Michael S. Zukert, Esq.
Citibank Credit Card Issuance Trust
April 19, 2006
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